Date            16 June 2000
Number          59/00

BHP ANNOUNCES PETROLEUM PORTFOLIO LEADERSHIP TEAM

The Broken Hill Proprietary Company Limited (BHP) today announced details of the Portfolio Leadership Team (PLT) for BHP Petroleum. The BHP Petroleum PLT is a further step in establishing a BHP portfolio management structure, and follows on from the Company's announcement of the BHP Minerals PLT in April.

The new model includes a six member PLT which replaces the existing eight person Petroleum Executive Committee.

The BHP Petroleum PLT will be responsible for managing the portfolio and governing the organisation with a clear and consistent strategic focus. Unlike the existing Petroleum Executive Committee, the PLT is based upon key stages of the value creation and value delivery stages of the business. Four members of the BHP Petroleum PLT have been appointed, with the remaining two positions to be filled in due course:

President BHP Petroleum: Philip Aiken
President Integrated Business Development: Mike Weill
President Deepwater, Discovery & Appraisal : TBA
President Project Development & Operations: Keith Hunter
Vice President Finance & Strategic Planning: TBA

BHP Chief Financial Officer Chip Goodyear will also be a member of the BHP Petroleum PLT. The involvement of Policy Committee members of business unit PLTs will be rotated every year.

BHP Petroleum President Philip Aiken said "I am confident that with the new leadership team in place, BHP Petroleum will have the people and structures in place to secure the business' future as a significant niche player in the upstream petroleum industry".

Philip Aiken thanked the existing Petroleum Executive Committee members who will not be transitioning to the new PLT, for their significant contribution to the organisation.

Roger Zimmerman, Vice President Finance, is retiring on 31 July and Howard Paver, President Exploration and Alliance Development, will be leaving the Company to pursue other opportunities. Eriks Velins, Vice President Planning and Coordination, and Norman Davidson-Kelly, Adviser to Exco, will be continuing with BHP Petroleum as Consultants to the PLT. Keith Shull, Vice President Human Resources, will continue as Human Resources adviser to the BHP Petroleum PLT.


Contact:

MEDIA RELATIONS                    INVESTOR RELATIONS
Dr Malcolm Garratt                 Dr Robert Porter
Group Manager External Affairs     Vice President Investor Relations
Phone:  61 3 9652 6872             Phone:  61 3 9609 3540
Mobile: 0419 582 255               Mobile: 0419 587 456

Candy Ramsey
BHP Investor Relations Houston
Tel:	(713) 961-8640
EMail: ramsey.candy.pa@bhp.com.au